180 A – 13040 No 2 Road Richmond, BC, V7E 2G1 Tel: 604-275-2170, Fax: 604-275-8745 Toll Free: 1-888-806-6099 www.foruminvestments.com

May 25, 2009

BY FAX & EDGAR

David Humphrey & Amy Geddes
Branch Chief & Financial Review Officer Respectively
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549 – 7010

Dear Mr. Humphrey & Amy Geddes:

Re:	Forum National Investments Inc. (“Forum”)
Form 20-F for Fiscal Year Ended September 30, 2007
File Number 000-29862

     We confirm receipt of your letter dated May 1, 2009, which provided your comments on our Form 20-F filed for the period ended September 30, 2007 (“Form 20-F”) and our Form 6-K enclosing our financial statements for the six months ended March 31, 2008 (“Form 6-K”). We have responded using the same reference numbers and heading references as in your letter to reply as follows:

Form 20-F for the period ended September 30, 2007

Item V. Operating and Financial Review and Prospects

A. Operating Results

Selected Annual Information, page 27

1.a. Number of memberships sold and mean average price. The table on page 27 includes the number of club memberships sold and mean average price.

b. Disclosure revised to explain meaning of “over-accruals”. We have revised our disclosure to explain our meaning of the phrase “over-accruals recognized in 2005 resulting in decline of other revenue in 2007”.

c. How minimal business interruption resulted in price decrease. We have revised our disclosure to explain how minimal business interruption resulted in a decrease to the mean average travel club price.

d. Non-GAAP measure eliminated. The non-GAAP measure showing expenses exclusive of stock-based compensation has been eliminated.

e. Explanation of decline in commission costs. We have revised the seventh paragraph on page 28 to include a more complete explanation of the decline in commission costs.

f. Discussion of deferral period of commission expenses. We have revised our discussion of the deferral period of commission expenses for consistency with our financial statements notes 3(b) and 3(m).

SEC Response Letter
June 22, 2009
Page - 2 -

g. Presentation of Direct Selling Expenses and Discounts. We have revised our disclosure to present on all periods on a consistent basis.

Report of Independent Registered Accountant, page 62

2. Amended Form 20-F for December 31, 2007. The Amended Form 20-F includes a revised auditor’s report with an explanatory paragraph regarding the restatement in accordance with the guidance in paragraph 12 of Section 420 in the Statement of Auditing Standards.

3. Statement that period ended September 30, 2007 is a nine-month period. We have revised our opinion to state the period ended September 30, 2007 is a nine-month period and have revised the descriptions of this period throughout the Amended Form 20-F as appropriate

Consolidated Statements of Operations, page 64

4. The Charge Related to Share-Based Payment Arrangements. We have reclassified the charge related to share-based payment arrangements in the same line of the incomes statement as cash compensation paid to the same employees. We have also reclassified the balances to “wages” as requested.

Note 11. Convertible Debentures

5. Expansion of Disclosure RE Convertible Debentures. We have expanded our footnote disclosure to indicate the original issue date and maturity date of our debentures, as well as the fact that we have been unable to contact the debenture holders.

Form 6-K for the month of April, 2008

Financial Statements for the six months ended March 31, 2008

6. Accounting method used for Needles acquisition. We are using the cost method of accounting for our investment in the Needles acquisition. As the Company does not have the ability to exert significant influence (as defined in CICA Handbook S. 3051) over Colorado River Resorts LLC, this investment cannot be accounted for using the equity method.

7. Balance Sheet presentation of Family Vacation Centers acquisition. Our current balance sheet presentation of the acquisition of certain assets of Family Vacation Centers is appropriate because our purchase of the assets does not meet the SFAS 141R definition of a business combination.

We purchased notes receivable and vacation club memberships in the amount of $3,052,866 from Family Vacation Centers. We did not purchase the outstanding capital stock of Family Vacation Centers nor were any debt or obligations relating to Family Vacation Centers assumed. Consideration given was cash payment in the amount of $1,843,356 and an amount of $1,209,510 payable in capital stock of Forum as at March 31, 2008. Other current liabilities were increased accruing for the remaining liability.

SEC Response Letter
June 22, 2009
Page - 3 -

Affirmative Statement Requested

The Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And,

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We trust you will find the enclosed in order.

Yours Truly,

FORUM NATIONAL INVESTMENTS LTD.

Per:	/s/ Martin Tutschek
Martin Tutschek
Chief Financial Officer

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